Filed pursuant to Rule 433
October 2, 2023

Relating to
Preliminary Prospectus Supplement dated October 2, 2023 to
Prospectus dated January 3, 2023
Registration Statement Nos. 333-269102 and 333-269102-01

Kimco Realty OP, LLC

Pricing Term Sheet

$500,000,000 6.400% Notes due 2034

Issuer:	Kimco Realty OP, LLC

Guarantor:	Kimco Realty Corporation
Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services
Aggregate Principal Amount Offered Hereby:	$500,000,000
Pricing Date:	October 2, 2023
Settlement Date:
October 12, 2023 (T+7)

The Settlement Date of October 12, 2023 is the seventh business day following the date of the preliminary prospectus supplement. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Maturity Date:	March 1, 2034
Interest Payment Dates:	March 1 and September 1, commencing on March 1, 2024
Coupon:	6.400%
Price to Public:	99.590% of the principal amount plus accrued interest from October 12, 2023 if settlement occurs after the Settlement Date
Gross Proceeds to Issuer (before expenses):	$497,950,000
Use of Proceeds:
The Issuer intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, funding for suitable investments and redevelopment opportunities and the repayment of the Issuer’s outstanding indebtedness at or in advance of maturity.

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Yield:	4.676%

Spread to Benchmark Treasury:	+178 bps

Yield to Maturity:	6.456%

Redemption Provisions: Make-whole Call:

Prior to December 1, 2033 (the date that is three months prior to the Maturity Date), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)          (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date at the treasury rate plus 30 basis points less (b) interest accrued to, but excluding, the redemption date; and
(2)          100% of the principal amount of the Notes to be redeemed.

Par Call:
At any time on or after December 1, 2033, the Notes will be redeemable at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP / ISIN:	49446R BB4 / US49446RBB42

Joint Book-Running Managers:	Wells Fargo Securities, LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC BofA Securities, Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC Truist Securities, Inc
Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus dated January 3, 2023 as supplemented by a preliminary prospectus supplement dated October 2, 2023) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus and preliminary prospectus supplement in that registration statement, this communication and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus and preliminary prospectus supplement by contacting Wells Fargo Securities, LLC at 1-800-645-3751; Morgan Stanley & Co. LLC at 1-866-718-1649; RBC Capital Markets, LLC at 1-866-375-6829; TD Securities (USA) LLC at 1-855-495-9846.